FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results January-September 2006	40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	November 14th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – September 2006





Telefónica

November 14th, 2006

This presentation is being broadcast live on the Internet

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.



Quarterly Results
January – Sep. 2006

9M06 results show we are keeping our distinctive growth profile in the sector…

€ in Millions (% change y-o-y)	Jan-Sep 2006	Jan-Sep 2005	% Change 9M06/9M05	% Change 9M06/9M05 ex-forex [1]	% Change 9M06/9M05 Organic [2]
Revenues	38,704.4	27,054.1	+43.1%	+39.9%	+7.5%
Operating Income before D&A (OIBDA)	14,653.9	10,782.4	+35.9%	+32.6%	+7.6%
Operating Income (OI)	7,444.6	5,980.1	+24.5%	+21.9%	+6.2%
Net Income	5,185.7	3,253.3	+59.4%		
OpCF (OIBDA-CapEx)	9,587.3	7,614.6	+25.9%	+22.4%	+8.4%

Note: TPI has been discontinued in 2006 and 2005 following Telefónica's acceptance of Yell's offer in July 4th
(1) Assuming constant exchange rates as of 9M05
(2) Assuming constant exchange rates as of 9M05. Incorporating Telefóica O2 Czech Republic and O2 from January and February 1st 2005, respectively, and excluding Colombia Telecom (consolidated since May 2006) and Iberbanda (consolidated since July 2006)



Quarterly Results
January – Sep. 2006

…from top to bottom…

€ in Millions
(% change y-o-y)


+35.9%
+24.5%
+59.4%
639 M.€ from O2's Purchase Price Allocation (PPA)
Including 9M06 results & capital gains (1.6 Bn.€) from TPI
14,653.9
-7,209.3 (+50.1%)
7,444.6
60.7 (n.m.)
-1,928.7 (+71.5%)
-1,714.0 (+21.6%)
+1,323.1 (c.s.)
5,185.7
9M06 OIBDA
D&A
9M06 Operating Income
Associates
Financial results
Taxes
Minorities & Discontinued operations
9M06 Net Income

EPS growth

(in €)


+64.0%
0.665
1.091
9M05
9M06
+22.7%

Underlying EPS

(in €)


1.091
-0.33
+0.05
0.82
9M 06
TPI's capital gains
Redundancy Program
Underlying 9M06

Note: TPI has been discontinued in 2006 and 2005 following Telefónica's acceptance of Yell's offer in July 4th

…benefiting from the value of being diversified

	9M05	9M06

Revenues by region


Europe
5%
ROW
1%
LatAm
41%
Spain
53%


ROW
1%
Europe
26%
Spain
38%
LatAm
35%

OIBDA by region


Europe
4%
ROW
1%
LatAm
36%
Spain
60%


ROW
1%
Europe
20%
Spain
46%
LatAm
34%



Quarterly Results
January – Sep. 2006

Accelerating profitability despite active commercial activity…

OpEx[1] Organic Growth


-4.6 p.p.
+14.0%
+12.2%
+12.0%
+9.6%
+9.4%
9M05
FY05
1Q06
1H06
9M06

OIBDA Organic[2] Growth trend


6.2%
7.4%
7.6%
1Q06
1H06
9M06

9M06 OIBDA Margin


43.7%
31.9%
37.9%
Fixed 3
Mobile 3
Group

Organic[2] OIBDA Margin evolution


flat
37.7%
36.6%
37.7%
9M05
1H06
9M06

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes
(2) Assuming constant exchange rates as of 9M05. Incorporating Telefónica O2 Czech Republic and O2 from January and February 1st 2005, respectively, and excluding Colombia Telecom (consolidated since May 2006) and Iberbanda (consolidated since July 2006)
(3) Fixed & Mobile: aggregates of TdE+T.Latam, and of TEM+O2 Group (T. O2 CR and T. Deutschland not included).



…driving solid cash flow across businesses

9M06 CapEx evolution

(€ in Millions)


+59.9%
+6.1%
3,167.8
4,649.8
5,066.6
4,933.5
9M05 reported
9M05 organic [1]
9M06 reported
9M06 organic [1]

9M06 CapEx breakdown


Traditional 27%
Fixed (BB & growth) 20%
Other growth 3%
Mobile (UMTS & growth) 50%

>70% on growth, +10 p.p. vs 9M05

9M06 OpCF (OIBDA-CapEx) growth

(€ in Millions)


+5.3%
2,720.2
TdE Group
+16.4%
2,461.6
T. Latam Group
+19.6%
3,399.3
TEM Group
1,123.0
T. O2 Europe
-116.8
Others & Eliminations
+25.9%
9,587.3
Total
Annual growth rate

(1) 9M06 organic assumes foreign exchange rates as of 9M05, and excludes Colombia Telecom & Iberbanda. 9M05 organic includes O2 (Feb-Sept) and Telefónica O2 Czech Republic (Jan-Sept)



Quarterly Results
January – Sep. 2006

9M06 performance gives us comfort about our capacity to excel by year-end

Group Revenues
(€ in Millions)


+39.0%
2006 target
+34%/+37%
27,054.1
37,597.2
9M05
reported
9M06
adjusted
for guidance

UPGRADED TO ABOVE +37%

Group OIBDA
(€ in Millions)


+31.9%
2006 target
+26%/+29%
10,645.7
14,038.5
9M05
adjusted
for guidance
9M06
adjusted
for guidance

REINFORCED TO HIGH END OF +26%/+29%

Group OI
(€ in Millions)


+32.1%
2006 target
+26% /+30%
5,843.4
7,719.5
9M05
adjusted
for guidance
9M06
adjusted
for guidance

REITERATED AT +26%/+30%

Notes
9M06 adjusted for guidance assumes constant exchange rates as of 9M05 and excludes TPI , Colombia Telecom, & Iberbanda results. In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For homogeneous comparison TPI is also excluded from 9M05 numbers, and the equivalent other exceptional revenues/expenses registered in 9M05 are also deducted from reported figures in terms of guidance calculation.

Spain: a push on commercial activity across businesses to drive superior growth rates

TdE (Fixed Line)

- Strong expansion of IBB accesses, consolidating TdE's lead in the market, and further slowdown in traditional fixed line share erosion
- Revenue growth clearly ahead of peers driven by retail BB, reflecting the positive impact of 2P & 3P in ARPU
- Solid OIBDA growth, leading to upgrade guidance

TME (Wireless)

- Attractive customer growth in 3Q, driven by gross adds and churn containment
- Outgoing service revenue growth in line with customer growth, offsetting price cuts
- Top operating profitability,despite increased commercial efforts and pricing pressure



Quarterly Results
January – Sep. 2006

Telefónica de España Group: business transformation for an unmatched growth profile…

Internet & BB revenues
(€ in millions)


+27.0%
1,388.0
1,762.6
9M05
9M06

Data & IT revenues
(€ in millions)


+7.5%
987.3
1,061.8
9M05
9M06

Contribution to 9M06 Revenue Growth


-2.8p.p.
+4.3p.p.
+0.9p.p.
+2.4p.p.
-0.7p.p
+1.7%
+1.6%
2006 target
+0.5%/+2%
Traditional Voice & Access
Internet and BB services
Data & IT services
Parent Company
Affiliates 1
TdE Group
Iberbanda consolidation effect since July 1st, 2006
TdE Group adjusted for Guidance comparison

(1) Telyco, TTP, T. Cable, Iberbanda



Quarterly Results
January – Sep. 2006

…actively moving our client base up the value chain

KEY LEVERS	9M06
1 2P & 3P COMMERCIALIZATION	≈ 1.2 MM 2P & 3P Net adds 66% of Retail IBB accesses on 2P & 3P
2 VAS CONTRIBUTION TO BROADBAND	>7 €/month spent on BB VAS
3 ADDITIONAL SERVICES ON TOP OF PLAIN PSTN LINE	> 260,000 Voice flat rates net adds[1]

ARPU (€/month)


+4.3%
60
63
9M05
9M06

(1) Excluding voice flat rates sold under 2P/3P bundles

Telefónica



Quarterly Results
January – Sep. 2006

Pressures on the fixed market are being managed...

TdE Fixed Lines trend

(net adds, in thousands)



3Q05
3Q06
9M05
9M06
-55.7
-41.6
-154.0
-157.4
Free connection fee campaign in 3Q06

Fixed line market accelerates growth to 1.8% by Sept-2006 (1.5% by June-2006)

ULL lines

(net adds, in thousands)



y-o-y
+45%
+27%
+50%
111.9
131.6
96.5
1Q06
2Q06
3Q06

>60% of 9M06 ULL net adds from wholesale ADSL migration

Pre-selected Lines Net Adds

(in thousands)



3.8
3Q05
3Q06
9M05
9M06
-74.3
-16.7
-259.2

Estimated Traffic (Million minutes)	9M06	9M05	% Change 9M06/9M05
OUTGOING	40,610	44,656	-9.1%
Voice [1]	32,170	32,666	-1.5%
National	24,483	24,839	-1.4%
International	1,543	1,479	+4.3%
F2M	4,091	4,300	-4.9%
IN [2] & Others	2,054	2,049	+0.2%
Internet	8,440	11,990	-29.6%
INCOMING	32,757	38,078	-14.0%
TOTAL	**73,368**	**82,733**	**-11.3%**

(1) Outgoing - Internet
(2) Intelligent Network



Quarterly Results
January – Sep. 2006

…and are fully offset by our lead in broadband

TdE Retail Internet BB Accesses

(net adds, in thousands)


+34%
514.3
690.5
9M05
9M06

- **Spanish BB market: >6 MM** Internet BB accesses, with **3Q06 net adds increasing 9% vs. 3Q05**
- TdE's retail BB market share remains **at 55% level**

TdE Pay TV Subscribers

(net adds, in thousands)


34.6
114.5
43.7
17.2
36.9
+6.6%
3Q05
4Q05
1Q06
2Q06
3Q06

- **+9% annual** growth of Spanish Pay TV market in 3Q06 (+5% in 3Q05)
- **>35%** share of net adds in 3Q06
- **>8%** market share

Note: All market data based on Telefónica de España's estimates



Quarterly Results
January – Sep. 2006

Successfully containing costs despite growth

Group OpEx Breakdown
(€ in Millions)


Annual growth rate
+1.0%
-25.2%
-5.6%
1,991.7
Remaining Personnel Costs
Redundancy Provisions + Actuarial revision
-1.7%
2,175.0
-2.6%
942.5
+4.8%
151.7
-3.2%
5,260.9
Personnel
Supplies
External Services
Taxes
Operating Expenses

Group Adjusted OIBDA[1] for guidance calculation
(€ in Millions)

- Lower Redundancy provision adds 3.8 p.p. to 9M06 growth
- Higher Real State divestiture adds 1.7 p.p. to 9M06 growth
- Lower Public Subsidies reduces 0.7 p.p. to 9M06 growth


+8.6%
3,470.9
3,770.7
9M05
9M06

GUIDANCE UPGRADE

Revenues	Unchanged at 0.5% - 2.0%
OIBDA	Upgraded to **above** Excluding Redundancy provision corresponding to 2007 tranche

Telefónica

(1) Exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses



Quarterly Results
January – Sep. 2006

TME: strong commercial activity & churn containment

Net adds
(in thousands)


45%
72%
231
58
251
365
656
1,130
3Q03
3Q04
3Q05
3Q06
9M05
9M06

- Strong gross adds: +20% vs. 3Q05
- Best quarterly net adds since 2002

Number Portability
(in thousands)


3Q05
3Q06
-46
-10
84
72
38
63
Prepaid
Contract
Total

Churn
(%)


1.64
1.76
1.77
1.75
3Q05
3Q06
9M05
9M06

- Best in class contract churn vs. peers: <1% in 3Q06

Customer growth y-o-y


>21MM
7.1%
-0.4%
6.2%
26.7%
Total
Prepaid
Individuals Contract
Corporate

- 55.8% contract weight over total customer base (52.5% in 3Q05)



Quarterly Results
January – Sep. 2006

Healthy revenue stream boosted by superior customer revenue growth

		3Q06/3Q05	9M06/9M05
	Revenues	+5.1%	+3.7%
	Handset Revenues	+13.1%	-2.4%
	Service Revenues	+4.2%	+4.6%
Service Revenue Drivers	Customer revenues	+6.8%	+7.1%
	Interconnection revenues	-2.3%	-2.8%
	Roaming-in revenues	-8.9%	-7.4%

2006 target 3%-6%

Customer base growth: +7.1%

- Strong handset sales in 3Q06 vs. 3Q05 due to higher gross adds
- Incoming revenues affected by interconnection rate cuts
- Roaming-in impacted from Orange, partially offset by higher roaming revenues from O2, leveraging joint initiatives as My Europe



Quarterly Results
January – Sep. 2006

Strong voice usage & positive performance of outgoing voice & data ARPU…

9M06
y-o-y growth rates


OUTGOING VOICE
INCOMING VOICE
BLENDED VOICE
DATA
TOTAL
5.9%
1.2%
1.6%
-9.5%
4.5%
-5.3%
-0.9%
1.9%
-0.5%
Voice ARPM
ARPU Growth
MOU Growth

Data revenues split	9M05	9M06
P2P Communications	**64%**	**59%**
P2P SMS	62%	57%
Content	**30%**	**32%**
Connectivity	**5%**	**9%**

- 23% increase in non P2P SMS revenue vs. 9M05
- >785,000 3G customers (>145,000 PC Cards)
- 76 MM Mbytes in 9M06: 3.7x vs. 9M05

Telefónica

…lead to strong profitability in spite of a higher commercial activity

Quarterly Results
January – Sep. 2006


OIBDA
(€ in millions)
y-o-y growth
+1.1%
+0.5%
3,090
3,125
1,143
1,149
3Q05
3Q06
9M05
9M06


OIBDA margin
66%
65%
-15 p.p.
-16 p.p. in 9M05
49%
9M05
9M06
Normalised OIBDA margin2
Commercial costs3
OIBDA margin over gross service revenues1

- 45.5% 9M06 reported OIBDA margin (-1.2 p.p. vs. 9M05)
- Increased "customer management" expenses from higher contract customer base, increased network costs & commercial activity (call-centers…)

1 Excluding impact of loyalty points
2 OIBDA margin excluding commercial costs/service revenue ex-loyalty points
3 Total commercial cost including advertising

Europe: successful management of mobile growth opportunities and rapid turn-around of fixed



Quarterly Results
January – Sep. 2006

European Mobile

- Strong momentum maintained in the UK, led by customer and ARPU growth
- Above average service revenue growth in Germany, continued subscriber and revenue market share gains despite lower commercial activity
- First tangible benefits from O2-TEF collaboration for clients - My Europe & DSL launch in Germany

TO2 Czech Republic

- Solid financial performance, with both positive revenues and OIBDA growth rates, and a noticeable improvement in margins
- Healthy top-line growth for DSL and mobile, led by an active commercial activity biased towards broadband & VAS
- Integration, convergence and business re-positioning remain on track, driving revenue & cost synergies that support a quick turn-around



Quarterly Results
January – Sep. 2006

O2 UK: a very solid top-line growth across the year, sustained by client and ARPU expansion

Service Revenues
(£ in millions)


2,421
+15.0%
2,785
Feb-Sep 05
Feb-Sep 06

Stable blended SAC

Feb-Sep OIBDA margin at 27.6%

Evolution of client base
(in thousands)


15,086
5,228
9,858
+14.9%
+16.3%
+14.2%
17,338
6,082
11,256
Sep 05
Sep 06
Postpay
Prepay

- 524,000 net new clients added in 3Q06, +11.3% y-o-y
- +15% annual growth in total gross additions in 3Q06
- 12 months rolling churn stable at 28%, 5 p.p. below last year

Average Revenue per User
(Quarterly monthly average, in £)


22.1
+2.4%
22.7
9M05
9M06

- Better client mix, with postpay reaching 35% of total base
- +10.8% in MOU[1] in 3Q06 to 175 minutes per month
- +13.0% increase in data ARPU[1] in 3Q06

(1) Quarterly Monthly Average

O2 Germany: trading well at the operating level amid competitive pressures

Quarterly Results
January – Sep. 2006

Service Revenues
(€ in Millions)


2,033
+8.1%
1,880
Feb-Sep 05
Feb-Sep 06

Blended SAC reduced

Feb-Sep OIBDA margin at 24.2%

Evolution of client base
(in thousands)


8,946
+18.8%
10,629
4,692
+12.7%
5,288
4,254
+25.6%
5,341
Sep 05
Sep 06
Postpay
Prepay

- 294,000 net new customers added in 3Q06
- 67% of 3Q06 net adds were on prepay
- 51% of new contracts in 3Q06 signed to Genion
- Broadly stable blended rolling churn

Average revenue per User
(Quarterly monthly average, in €)


28.1
-12.8%
24.5
9M06
9M06

- +5% in MOU[1] to 124 minutes per month (+13.6% on contract)
- Changing mix, with postpay falling to just below 50% of base (-2.7 p.p. annually)
- Pricing pressure led by termination rate cut and competition

(1) Quarterly Monthly Average



Quarterly Results
January – Sep. 2006

Our commercial strategy in the UK and Germany leads us to rebalance original targets for 2006

O2 UK

Trend in net adds
(in thousands)



2005
2006
360
474
524
1Q
2Q
3Q

Revenue growth in 2006



16.6%
14.9%
14.9%
1Q06
2Q06
3Q06

- Customer growth (acquisition and retention)
- ARPU up q-o-q led by higher MOU and data

Guidance update

	FROM	TO
Service Revenue Growth	8%/11%	**14%/15%**
OIBDA Margin	Stable	**Around -1.0 p.p.**

O2 GERMANY

Client growth
(y-o-y)



26.6%
23.2%
18.8%
1Q06
2Q06
3Q06

Revenue growth in 2006



+12.5%
+7.8%
+6.1%
1Q06
2Q06
3Q06

- Growing proportion of prepay in base
- ARPU pressured by mix, competition & TR

Guidance update

	FROM	TO
Service Revenue Growth	Low double digit	**High single digit**
OIBDA Margin	Stable	**Stable**



Quarterly Results
January – Sep. 2006

T.O2 Czech Republic: a visible turn-around since take-over

1 Integration

On track & neutral to OIBDA 2006

2 Product re-positioning

- *New pricing*
- *O2 brand effective September 2006*

3 Convergence

First products out, including IPTV

Revenue evolution
(CZK in Billions)



+2.0%
+0.6%
15.2
15.5
45.3
45.6
3Q05
3Q06
9M05
9M06

Growth of revenue drivers



52.0%
5.9%
Retail revenues (Broadband)
Service revenue (Mobile)

OIBDA evolution
(CZK in Billions)



+2.0%
4.1%
7.5
7.6
21.3
22.1
3Q05
3Q06
9M05
9M06

9M06 margin at 48.9% (+1.7 p.p. y-o-y)

GUIDANCE UPGRADE

Revenues	Unchanged at "flat"
OIBDA	"flat" to **"around +2%"**



Quarterly Results
January – Sep. 2006

Latam: growing high value businesses amid strong competition, with a focus on profitability

T.Latam (Fixed Line)

- **Drive on broadband across all countries, gradually positioning 2P & 3P products in the region**
- **Top-line growth for all operators, led by broadband & the active management of traditional services**
- **Solid profitability, improving quarter on quarter, through a tighter focus on regional & local management**

T.Latam (Mobile)

- **Sound growth in service revenues, totally in-line with a subscriber's expansion fostered by strong commercial activity**
- **Promising OIBDA performance, with margins accelerating**
- **Very strong cash generation, doubling annually, led by positive OpCF in all countries but Mexico & Colombia**

Quarterly Results
January – Sep. 2006

T.Latinoamérica: BB connectivity & VAS to drive top-line growth…

Retail Internet BB Net Adds [1]
(in thousands)


198
230
265
1Q06
2Q06
3Q06

Retail Internet BB Connections
(in thousands)


Sep 05
Sep 06
+36.1%
1,091
1,485
+71.4%
279
478
+79.8%
254
456
+40.2%
311
436
+47.6%
1,934
2,855
Telesp
TASA
T.Chile
TdP 2
T. Latam 1

Broadband revenue growth
(local currency, in millions)


+32.8%
468.8
622.5
9M05
9M06

Breakdown of consolidated revenue growth
(constant currency [3], in millions)


+3.5%
6,000.9
+120.9
(+2.0 p.p.)
+38.6
(+0.6 p.p.)
+41.1
(+0.7 p.p.)
+7.0
(+0.1 p.p.)
6,208.7
75% of growth
9M05
Internet & BB
Data & IT
Traditional
Eliminations
9M06 3

Telefónica

Telefónica, S.A.
Investor Relations

(1) Excluding Terra Latam and Colombia Telecom
(2) Including cable modem
(3) Assuming constant exchange rates as of 9M05. Excluding changes in consolidation, namely Coltel.



Quarterly Results
January – Sep. 2006

…while keeping a focus on efficiency through local and regional management

Group OIBDA margin



+0.5 p.p.
+1.6 p.p.
44.9%
130 b.p.
43.6%
45.4%
20 b.p.
45.2%
9M05
9M05 capital gains
9M05 ex- capital gains
9M06
9M06 capital gains & Coltel
9M06 ex-capital gains & Coltel

Operating expenses growth [1]
(Local currency)



+6.0%
+4.5%
+3.9%
1Q06
1H06
9M06

Group OIBDA margin [2] trend



+2.2 p.p.
43.0%
44.0%
45.2%
1Q06
1H06
9M06

Note. OIBDA margin is calculated before management fees
(1) Personnel (ex-restructuring costs), External Services, Supplies, Bad debt expenses and Other operating expenses
(2) Excluding capital gains and Coltel



Quarterly Results
January – Sep. 2006

Local operators are balancing growth and profitability

Revenue by fixed-line operator


1H06
9M06
+4.5%
+2.1%
+9.6%
12.5%
+1.0%
+0.4%
+2.3%
+2.5%
Telesp
TASA
T.Chile
TdP

OIBDA margin by fixed-line operator


Operating drivers
Stronger activity
Retail tariffs frozen
y-o-y
+2.6 p.p.
48.2%
-4.2 p.p.
42.5%
+1.2 p.p.
43.4%
+2.7 p.p.
43.9%
Telesp
TASA
T.Chile 1
TdP

9M06 revenues vs target

(€ in Millions)


+3.5%
06 target 2
+4%/+6%
6,000.9
6,208.5
9M05
9M06
(constant terms 2)

9M06 Adjusted OIBDA vs target

(€ in Millions)


+7.0%
06 target 2
+3%/+5%
2,612.9
2,794.5
9M05
9M06
(constant terms 2)

GUIDANCE

Revenues	FROM +4%/+6% TO "around low end" [3]
OIBDA	High end of +3%/+5%

Operators revenues include data & IT in 2005/2006. T. Latam includes Terra Latam since Jan. 05
(1) Excluding personnel restructuring charges; (2) Assuming constant forex as of 9M05 (as of 2005 for year-end target). Excluding changes in consolidation (Coltel) ;(3) Including accounting changes not factored-in in guidance, adding 0.7p.p. to sales growth: int'l accounting rates are included as expenses since 1/1/06 (previously netted from revenues) in Brazil, Argentina & Perú. Commissions from public telephony are included as expenses since 1/1/06 (previously netted from revenues) in Brazil.



Quarterly Results
January – Sep. 2006

T. Móviles Latam: strong service revenue growth & enhanced profitability boost cash flow generation

9M06/9M05 growth rates



38%
24%
20%
20%
34%
Ex-forex
€ terms
Customers
Service revenues
OIBDA

- **Outgoing revenues:** +29.2% (+32.7% in €)

OIBDA margin



26.2%
29.2%
22.0%
24.7%
3Q05
3Q06
9M05
9M06

- **Commercial activity:** +39% 3Q06/3Q05

OpCF
(€ in millions)



x2.4
321
765
252
9M05
9M06
2005

- **Positive OpCF in every single country except Mexico & Colombia**



Brazil: ongoing initiatives are showing first results & setting the basis to enhance competitive position

D PROBLEM	ACTIONS TAKEN IN 3Q06	RESULTS ALREADY ACHIEVED
Loss of value customers	Focus on segment & region to retain premium customers Optimize commercial costs	Churn reduction in the premium postpaid segment (-0.1 p.p.) vs. jun-06 +40 p.p. increase in direct contacts with customers to retain
Fraud	Measures to control cloning & reduce fraud	Cloning cases reduced 84% vs. same period last year
Pricing	New prepaid plans launched	Prepaid MOU increase: +6.6% vs. 3T05 & change in ARPU trend
Call Center	Improve call center service	+40 p.p. in call center service


vivo
Fale grátis

Service revenue growth
(local currency)


1H06/1H05
3Q06/3Q05
9M06/9M05
-3.9%
3.2%
-8.8%
-1.5%
-5.6%

OIBDA growth
(local currency)


1H06/1H05
3Q06/3Q05
9M06/9M05
-32.1%
-6.8%
-8.8%
-23.4%
-24.1%

Excluding B&K effect



Quarterly Results
January – Sep. 2006

Mexico: sound revenue growth allows quarterly OIBDA breakeven

Net adds
(in thousands)



x 4.5
x 1.7
129
578
637
1,075
3Q05
3Q06
9M05
9M06

- Commercial activity: +9.4% y-o-y vs. 9M05

Churn
(%)



Contract
3.9
3.1
5.3
3.7
4.1
1.6
6.2
1.9
3Q05
3Q06
9M05
9M06

9M06/9M05 growth



7.4MM
25%
26%
36%
Customers
Service revenues
Outgoing service revenues

- ARPU: +8.0% y-o-y vs. 9M05
- MOU: +36.0% y-o-y vs. 9M05

OIBDA
(€ in millions)



0.7
-34
-130
-32
3Q05
3Q06
9M05
9M06



Other major operations (I)

VENEZUELA: Very strong customer growth, fully flowing to revenue performance

Net adds
(in thousands)


+88%
1,866
+69%
993
122
205
3Q05
3Q06
9M05
9M06

9M06/9M05 growth


8MM
50%
51%
44%
Customers
Service revenues
OIBDA

- ARPU: +10.2% y-o-y vs. 9M05

OIBDA
(€ in millions)


Margin
41.1%
39.9%
579
408
9M05
9M06

- Commercial activity: +85.9% y-o-y vs. 9M05

COLOMBIA: Rationalizing commercial activity to foster quality growth

Net adds
(in thousands)


1,874
% Contract
1,654
13%
26%
9M05
9M06

- GSM customers: 55% of total

9M06/9M05 growth
(local currency)


y-o-y outgoing service revenues
7.7MM
41%
+11.2%
49%
6%
Customers
Service revenues
OIBDA

- Service revenues impacted by interconnection rate cuts

OIBDA
(€ in millions)


Margin
14.5%
11.2%
84
60
9M05
9M06

Telefónica



Other major operations (II)

ARGENTINA: Solid customer expansion with strong service revenue growth

Net adds
(in thousands)


+9.4%
1,659
1,815
9M05
9M06

9M06 y-o-y growth
(local currency)


10.2MM
+37%
+33%
+112%
Customer
Service Revenues
OIBDA

- GSM customers: 70% of total

OIBDA
(€ in millions)


Margin
15.2%
24.0%
107
217
9M05
9M06

- Strong commercial activity: +29% 9M06 vs. 9M05

CHILE: Better customer mix drives sound service revenue performance

Net adds
(in thousands)


479
342
Handset upgrades: +122%
9M05
9M06

- Strong focus in contract segment: 20% of total base

9M06 y-o-y growth
(local currency)


5.6MM
+7%
+21%
+15%
Customer
Service Revenues
OIBDA

- ARPU: +11.6%y-o-y vs. 9M05
- GSM customers: 69% of total

OIBDA
(€ in millions)


Margin
32.5%
32.2%
149
187
9M05
9M06



Quarterly Results
January – Sep. 2006

All projects to extract synergies are running at full speed, yielding the planned results

100% of Sep.06 target achieved

Our commitment

5.3bn.€ in OpCF from synergies in 2006-2009

OpCF from synergies 9M06
(€ in millions)



81%
3%
16%
768
Regional mgmt. & business integration
Best practices & competence centers
Integration of acquisitions O2, Cesky, ColTel
Total synergies

- Mobile Latam regionalization
- Fixed Latam regionalization (Candelaria)
- Spain integration of fixed assets (TdE-TData-Terra)
- Convergence of channels, P&S, network, IT in Spain & Latam
- F-M integration in TO2 Czech Republic

O2 synergies since take-over: OpCF breakdown
(Mar.-Sep. 2006)



Others [1]
14%
Handset procurement
38%
Roaming
(wholesale & Retail)
33%
Network procurement
15%

Deeper collaboration in new areas: e.g. **insurance mgmt, mobile data and ADSL roll-out**

Telefónica

(1) Corporate centers, business integration in Germany and international traffic management

Quarterly Results
January – Sep. 2006

Actively managing liabilities to limit the impact of higher gearing

	9M06	9M05	
Net Interest Expenses	(1,928.4)	(1,327.9)	+45.2%
FX Results	(0.3)	203.6	
Reported Financial Expenses	(1,928.7)	(1,124.5)	+71.5%

Average Total Net Debt
(€ in millions)


29,080.4
+88.3%
54,762.2
Sep 05
Sep 06

Evolution of Average Effective Debt Service Rate [1]


6.1%
-1.4 p.p.
4.7%
9M05
9M06

Interest expenses have increased less than average total net debt (+88.3%), as the effective cost of debt stood at 4.7%, 1.4 p.p. lower than in 9M05

Telefónica

[1] Reported Net financial expenses excluding fx results / Average total net debt



Quarterly Results
January – Sep. 2006

Cash Flow & Debt: starting to de-lever

3Q06 Net Financial Debt Evolution
(€ in millions)



2.8x OIBDA[1]
2.6x OIBDA[1]
51.1 M. shares in treasury as of 30/09/06
54,922.1
-2,357.9
+188.7
673.9
-2,030.5
842.2
52,238.7
3,525.8 M€ for debt reduction
Net Fin. Debt Jun 06
FCF Post-Minorities
Commitments cancellation
Share Buyback
Net Fin. Investments
Changes in Consolidation & Forex
Net Fin. Debt Sep 06

(1) Based on 12 months rolling OIBDA including Telefónica O2 Czech Republic, O2, and Colombia Telecom



Quarterly Results
January – Sep. 2006

T. O2 Europe: a guide to the estimated impacts of O2's Purchase Price Allocation on our accounts

PRELIMINARY & UNAUDITED

Allocation of goodwill
(€ in billions)


26.1
10.1
16.0
8.1
2.4
10.3
Close to 50% of goodwill before PPA
Purchase Price (A)
Book Value of O2 1 (B)
Goodwill before PPA (C=A-B)
Adjustments to Fair Value 2 (D)
Fiscal Effect 3 of adjustments (E)
Goodwill after PPA (F=C-D+E)

Adjustments to fair value
(Asset breakdown)

- Licenses
- Clients
- Brand
- Contracts
- Others

(JVs, Software, Debt)

Average life ~10 years

P&L impact as of Sep 06 (8 months)
(€ in millions)

	PPA
OIBDA	-
D&A	(639)
Taxes	189
Net Income	**(450)**

- *Pending final analysis of O2's fiscal position and its impact on the balance sheet*
- *Annual impact on net income will be around 600 M€ for the next 5 years*

Telefónica

- Book Value as of January 31, 2006. Excluding Goodwill registered in O2's books
- Market Value-Book Value of O2's assets
- (Adjustments to fair value)*tax rate



Conclusions

- Financial results stay **at the top of the peer Group**, with **high single digit** organic revenues and OIBDA growth, **leveraging the value of diversification**
- 9M06 performance sets the basis for **reinforcing our guidance** commitments for the full year
- Top-line growth is being successfully transferred down the P&L, with **EPS up 64% year-on-year**
- Group **margins are resilient** despite strong commercial activity, benefiting from both cost optimisation and **tangible synergies**
- In Spain, we are pushing commercial activity and developing broadband to yield a **superior growth profile**
- In Latin America, we are growing high value businesses amid strong competition, with **a focus on profitability**
- In Europe, we are successfully managing **mobile growth opportunities** and rapidly **turning-around** fixed